Media Release
Planegg/Munich, Germany, December 11, 2022

MorphoSys Presents New Longer-term Phase 2 Results on Pelabresib in Myelofibrosis, Including Potential Disease-Modifying Activity, at ASH 2022

Data from the MANIFEST trial show durable improvements in both spleen volume and symptom score beyond 24 weeks with pelabresib in combination with ruxolitinib for JAK inhibitor-naïve patients

An exploratory analysis of biomarkers from the MANIFEST trial indicates the potential for disease modification

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announced results from analyses of the ongoing MANIFEST study, an open-label Phase 2 clinical trial of pelabresib, an investigational BET inhibitor, in patients with myelofibrosis, a type of bone marrow cancer with limited treatment options. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Also presented were translational data from MANIFEST indicating the association of biomarkers with potential disease-modifying activity of pelabresib. The findings were presented during two oral sessions at the 64th American Society of Hematology (ASH 2022) Annual Meeting and Exposition in New Orleans, Louisiana.

“For patients with myelofibrosis, depth and durability of responses are limited with current first-line therapy. The new analyses from the MANIFEST trial presented at ASH 2022 suggest pelabresib may have the potential to enhance the current standard of care,” John Mascarenhas, M.D., Professor of Medicine and Director of the Adult Leukemia Program at The Tisch Cancer Institute at Mount Sinai, New York. “The body of data from MANIFEST further suggests that pelabresib may provide both symptom relief and potentially disease modification, helping fulfill unmet needs for patients with myelofibrosis.”

At 24 weeks, 48 and 60, 68% (57/84), 61% (51/84) and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% of patients at any time on study.

Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50.

An exploratory analysis demonstrated that bone marrow fibrosis improved by 1 grade or more in 27% (17/63) of evaluable patients at week 24, and 59% of those patients maintained that improvement at week 48 or beyond. An improvement of 1 grade or more at any time was achieved by 40% of patients.

The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) nonhematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%) and abdominal pain (26%).

In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50 and hemoglobin increases indicative of improved anemia), suggesting a potential disease-modifying effect of pelabresib. Examined biomarkers included bone marrow scarring known as fibrosis and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a 1-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a 1-grade improvements in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. And 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a 1-grade improvements in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele.

“Additional approaches are needed to address the cellular defects seen in myelofibrosis and thereby get at the root cause of the disease,” said Tim Demuth, M.D., Ph.D., MorphoSys Chief Research and Development Officer. “The new findings presented at ASH 2022 provide exciting insights into the range of biomarkers that could be used to monitor disease modification in patients undergoing treatment with pelabresib. Based on these and other MANIFEST findings presented this week, our confidence in pelabresib and the Phase 3 MANIFEST-2 study is high. We look forward to learning more as the trial progresses.”

All patients who had clinical responses (SVR35, TSS50 and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been evaluated or approved by any regulatory authorities.

About Myelofibrosis
Myelofibrosis is a type of bone marrow cancer that causes extensive scarring in the bone marrow, which disrupts the body’s normal production of healthy blood cells. The result is a reduction in red blood cells, which can cause weakness and fatigue, and in platelets, which increases the risk of bleeding due to deficient clotting. Myelofibrosis often causes an enlarged spleen. It is most often diagnosed in people older than 50 and can occur on its own (called primary myelofibrosis) or because of another bone marrow disorder.

About MANIFEST
MANIFEST (NCT02158858) is an open-label Phase 2 clinical trial of pelabresib in patients with myelofibrosis.

The MANIFEST trial is evaluating pelabresib in combination with ruxolitinib in JAK-inhibitor-naïve myelofibrosis patients (Arm 3), with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. The trial is also evaluating pelabresib either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1) or as add-on therapy in combination with ruxolitinib in patients with a suboptimal response to ruxolitinib or myelofibrosis progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with a ≥35% spleen volume reduction from baseline after 24 weeks of treatment.

Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST trial sponsor.

About MANIFEST-2
MANIFEST-2 (NCT04603495) is a global, double-blind, randomized Phase 3 clinical trial with pelabresib in combination with ruxolitinib versus placebo plus ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. A key secondary endpoint of the study is a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks.

Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director Tel: +1 617-548-9271 eamonn.nolan@morphosys.com